UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Spirit AeroSystems Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

848574 109

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The original Schedule 13G was filed with the United States Securities and Exchange Commission on February 14, 2007 under (CIK) 1349682, whereas this Amendment No. 2 to the Schedule 13G is being filed under (CIK) 1364885.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a) Name of Issuer	9
Item 1(b) Address of Issuer’s Principal Executive Offices:	9
Item 2(a) Name of Persons Filing:	9
Item 2(b) Address of Principal Business Office or, if none, Residence:	9
Item 2(c) Citizenship:	10
Item 2(d) Title of Class of Securities:	10
Item 2(e) CUSIP No.:	10
Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:	10
Item 4 Ownership:	10
Item 5 Ownership of Five Percent or Less of a Class:	12
Item 6 Ownership of More than Five Percent on Behalf of Another Person:	12
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:	12
Item 8 Identification and Classification of Members of the Group:	12
Item 9 Notice of Dissolution of Group:	12
Item 10 Certification:	12
SIGNATURE	13
INDEX TO EXHIBITS	15

CUSIP No. 848574 10 9	13G	Page 2 of 15

(1)	Name of reporting person Onex Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 22,411,638 shares of Class A Common Stock (the “Class A Common Stock”) issuable on conversion of Class B Common Stock of the Issuer (the “Class B Common Stock”).
(7) Sole dispositive power 0
(8) Shared dispositive power 22,411,638 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 22,411,638 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

15.9% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 118,499,989 shares of Class A Common Stock outstanding on November 1, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the nine months ended September 29, 2011).

(12)	Type of reporting person (see instructions) CO

CUSIP No. 848574 10 9	13G	Page 3 of 15

(1)	Name of reporting person Onex Partners LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 12,583,318 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(7) Sole dispositive power 0
(8) Shared dispositive power 12,583,318 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 12,583,318 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

9.6% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 118,499,989 shares of Class A Common Stock outstanding on November 1, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the nine months ended September 29, 2011).

(12)	Type of reporting person (see instructions) PN

CUSIP No. 848574 10 9	13G	Page 4 of 15

(1)	Name of reporting person OAH Wind LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,949,997 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(7) Sole dispositive power 0
(8) Shared dispositive power 5,949,997 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 5,949,997 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

4.8% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 118,499,989 shares of Class A Common Stock outstanding on November 1, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the nine months ended September 29, 2011).

(12)	Type of reporting person (see instructions) OO

CUSIP No. 848574 10 9	13G	Page 5 of 15

(1)	Name of reporting person Onex Spirit Co-Invest LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 3,383,282 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(7) Sole dispositive power 0
(8) Shared dispositive power 3,383,282 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 3,383,282 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

2.8% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 118,499,989 shares of Class A Common Stock outstanding on November 1, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the nine months ended September 29, 2011).

(12)	Type of reporting person (see instructions) PN

CUSIP No. 848574 10 9	13G	Page 6 of 15

(1)	Name of reporting person Wind EI II LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 366,738 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(7) Sole dispositive power 0
(8) Shared dispositive power 366,738 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 366,738 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

0.3% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 118,499,989 shares of Class A Common Stock outstanding on November 1, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the nine months ended September 29, 2011).

(12)	Type of reporting person (see instructions) OO

CUSIP No. 848574 10 9	13G	Page 7 of 15

(1)	Name of reporting person Onex US Principals LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 128,303 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(7) Sole dispositive power 0
(8) Shared dispositive power 128,303 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 128,303 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

0.1% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 118,499,989 shares of Class A Common Stock outstanding on November 1, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the nine months ended September 29, 2011).

(12)	Type of reporting person (see instructions) PN

CUSIP No. 848574 10 9	13G	Page 8 of 15

(1)	Name of reporting person Gerald W. Schwartz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 22,411,638 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(7) Sole dispositive power 0
(8) Shared dispositive power 22,411,638 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 22,411,638 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

15.9% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 118,499,989 shares of Class A Common Stock outstanding on November 1, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the nine months ended September 29, 2011).

(12)	Type of reporting person (see instructions) IN

CUSIP No. 848574 10 9	13G	Page 9 of 15

Item 1(a)	Name of Issuer:

Spirit AeroSystems Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3901 South Oliver
Wichita, Kansas 67210

Item 2(a)	Name of Persons Filing:

Onex Corporation
Onex Partners LP
OAH Wind LLC
Onex Spirit Co-Invest LP
Wind EI II LLC
Onex US Principals LP
Gerald W. Schwartz

Onex Corporation, Onex Partners LP, OAH Wind LLC, Onex Spirit Co-Invest LP, Wind EI II LLC, Onex US Principals LP and Mr. Schwartz are filing the statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. See Exhibit 1 for their Joint Filing Agreement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of each of Onex Corporation and Gerald W. Schwartz is:

161 Bay Street P.O. Box 700
Toronto, Ontario, Canada M5J 2S1

The address for the principal business office of each of Onex Partners LP and Onex Spirit Co-Invest LP:

c/o Onex Investment Corporation
712 Fifth Avenue
New York, New York 10019

The address for the principal business office of each of OAH Wind LLC, Wind EI II LLC and Onex US Principals LP is:

421 Leader Street
Marion, Ohio 43302

CUSIP No. 848574 10 9	13G	Page 10 of 15

Item 2(c)	Citizenship:

Onex Partners LP, Onex Spirit Co-Invest LP and Onex US Principals LP are Delaware limited partnerships. OAH Wind LLC and Wind EI II LLC are Delaware limited liability companies. Onex Corporation is an Ontario, Canada corporation. Gerald W. Schwartz is a citizen of Canada.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP No.:

848574 109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:

Onex Corporation	22,411,638	(1)
Onex Partners LP	12,583,318	(2)
OAH Wind LLC	5,949,997	(3)
Onex Spirit Co-Invest LP	3,383,282	(4)
Wind EI II LLC	366,738	(5)
Onex US Principals LP	128,303	(6)
Gerald W. Schwartz	22,411,638	(7)

(1)	Onex Corporation (“Onex”) may be deemed to own beneficially the shares of class A common stock beneficially owned by (a) Onex Partners LP (“Onex LP”), through Onex’s ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of Onex LP; (b) OAH Wind LLC (“OAH LLC”), through Onex’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of Onex American Holdings Subco LLC, which owns all of the equity of OAH LLC; (c) Wind EI II LLC (“Wind LLC”), through Onex’s ownership of Onex American Holdings II LLC, which owns all of the voting power of Wind Executive Investco LLC, which owns all of the equity of Wind LLC; (d) Onex US Principals LP (“Onex Principals LP”) through Onex’s ownership of all of the equity of Onex American Holdings GP LLC, the general partner of Onex Principals LP and (e) Onex Spirit Co-Invest LP (“Onex Spirit LP”), through Onex’s ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of Onex Spirit LP. Onex specifically disclaims beneficial ownership in the shares of the Issuer’s common stock reported herein except to the extent of its pecuniary interest therein.
(2)	All of the shares beneficially owned by Onex LP are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by Onex LP.
(3)	All of the shares beneficially owned by OAH LLC are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by OAH LLC.

CUSIP No. 848574 10 9	13G	Page 11 of 15

(4)	All of the shares beneficially owned by Onex Spirit LP are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by Onex Spirit LP.
(5)	All of the shares beneficially owned by Wind LLC are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by Wind LLC.
(6)	All of the shares beneficially owned by Onex Principals LP are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by Onex Principals LP.
(7)	Mr. Schwartz, the Chairman, President and Chief Executive Officer of Onex, owns shares representing a majority of the voting rights of the shares of Onex and may be deemed to beneficially own all shares of the Issuer’s common stock beneficially owned by Onex. The indirect interests of Onex are described in footnote (1). Mr. Schwartz specifically disclaims beneficial ownership in the shares of the Issuer’s common stock reported herein except to the extent of his pecuniary interest therein.

(b) Percent of class (based on 118,499,989 shares of Class A Common Stock outstanding as of November 1, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the nine months ended September 29, 2011 filed with the United States Securities and Exchange Commission on November 4, 2011):

Onex Corporation	15.9%
Onex Partners LP	9.6%
OAH Wind LLC	4.8%
Onex Spirit Co-Invest LP	2.8%
Wind EI II LLC	0.3%
Onex US Principals LP	0.1%
Gerald W. Schwartz	15.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Onex Corporation	0
Onex Partners LP	0
OAH Wind LLC	0
Onex Spirit Co-Invest LP	0
Wind EI II LLC	0
Onex US Principals LP	0
Gerald W. Schwartz	0

(ii) Shared power to vote or to direct the vote:

Onex Corporation	22,411,638
Onex Partners LP	12,583,318
OAH Wind LLC	5,949,997
Onex Spirit Co-Invest LP	3,383,282
Wind EI II LLC	366,738
Onex US Principals LP	128,303
Gerald W. Schwartz	22,411,638

CUSIP No. 848574 10 9	13G	Page 12 of 15

(iii) Sole power to dispose or to direct the disposition of:

Onex Corporation	0
Onex Partners LP	0
OAH Wind LLC	0
Onex Spirit Co-Invest LP	0
Wind EI II LLC	0
Onex US Principals LP	0
Gerald W. Schwartz	0

(iv) Shared power to dispose or to direct the disposition of:

Onex Corporation	22,411,638
Onex Partners LP	12,583,318
OAH Wind LLC	5,949,997
Onex Spirit Co-Invest LP	3,383,282
Wind EI II LLC	366,738
Onex US Principals LP	128,303
Gerald W. Schwartz	22,411,638

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No. 848574 10 9	13G	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012

ONEX CORPORATION

By:	/s/ Andrea E. Daly

Name: Andrea E. Daly
Title: Vice President, General Counsel and Secretary

By:	/s/ Donald W. Lewtas

Name: Donald W. Lewtas
Title: Chief Financial Officer

ONEX PARTNERS LP By: Onex Partners GP LP, its General Partner By: Onex Partners Manager LP, its Agent By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc

Name: Robert M. Le Blanc
Title: Managing Director

By:	/s/ Donald F. West

Name: Donald F. West
Title: Vice President and Secretary

OAH WIND LLC

By:	/s/ Robert M. Le Blanc

Name: Robert M. Le Blanc
Title: Director

By:	/s/ Donald F. West

Name: Donald F. West
Title: Director

CUSIP No. 848574 10 9	13G	Page 14 of 15

ONEX SPIRIT CO-INVEST LP By: Onex Partners GP LP, its General Partner By: Onex Partners Manager LP, its Agent By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc

Name: Robert M. Le Blanc
Title: Managing Director

By:	/s/ Donald F. West

Name: Donald F. West
Title: Vice President and Secretary

WIND EI II LLC

By:	/s/ Robert M. Le Blanc

Name: Robert M. Le Blanc
Title: Director

By:	/s/ Donald F. West

Name: Donald F. West
Title: Director

ONEX US PRINCIPALS LP By: Onex American Holdings GP LLC, its General Partner

By:	/s/ Donald F. West

Name: Donald F. West
Title: Representative

/s/ Donald W. Lewtas

Gerald W. Schwartz, by Donald W. Lewtas, attorney-in-fact

CUSIP No. 848574 10 9	13G	Page 15 of 15

INDEX TO EXHIBITS

Page No. in Sequential
Exhibit		Numbering System

1.	Joint Filing Agreement incorporated by reference to the Schedule 13G filed with the Securities and Exchange Commission by Onex Corporation, Gerald W. Schwartz, Onex Partners LP, OAH Wind LLC, Onex Spirit Co-Invest LP, Wind EI II LLC and Onex US Principals LP on February 14, 2007.

2.	Power of Attorney incorporated by reference to the Amendment to Form 4 to Dura Automotive Systems, Inc. filed with the United States Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.